==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 13)

                           REGENCY CENTERS CORPORATION
                      (FORMERLY REGENCY REALTY CORPORATION)
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   758849 10 3
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                           JEFFREY A. KLOPF, SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501
                                 (505) 982-9292
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 10, 2001
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

                        (Continued on following pages)
                             (Page 1 of 10 Pages)
==============================================================================

                                       SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 2 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               36-3692698
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         34,273,236
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -O-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       34,273,236
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -O-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                           |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 3 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               SC Capital Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               74-2985638
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         34,273,236
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -O-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       34,273,236
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -O-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                           |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 4 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               SC Realty Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               88-0330184
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         34,273,236
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -O-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       34,273,236
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -O-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                           |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 5 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               Security Capital Operations Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               52-2146697
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         34,273,236
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -O-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       34,273,236
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -O-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                           |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                          -------------------------

   CUSIP NO. 861907 10 3                                     Page 6 of 10
-----------------------------                          -------------------------



--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
               Midwest Mixed-Use Realty Investors Trusts
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               74-2869169
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY                                                         |_|
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
   NUMBER OF      7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         34,273,236
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.  SHARED VOTING POWER

                            -O-
                 ---------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER
                       34,273,236
                 ---------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                            -O-
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236

--------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                           |_|
--------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

            This Amendment No. 13 is filed by Security Capital Group Incorporated ("Security Capital Group"), a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), and Midwest Mixed-Use Realty Investors Trust a Maryland real estate investment trust and subsidiary of Operations ("Midwest"), and amends the Schedule 13D originally filed (as previously amended, the "Schedule 13D") by Security Capital Group, SC-Realty and Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-Realty. This Amendment No. 13 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Centers Corporation, a Florida corporation and formerly Regency Realty Corporation ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

            Security Capital Group has publicly announced that its strategy is to own all or a high percentage of six real estate businesses that function as private operating divisions and to eliminate the discount to the underlying value of its assets. Security Capital Group currently has ownership positions in 12 real estate businesses, including Regency. As part of its strategy, Security Capital Group plans to reposition or sell its investment in several of these businesses and focus its capital in six private operating divisions. With respect to Regency, any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Security Capital Group is subject or which otherwise apply to the purchase or sale of Common Stock or Security Capital Group's investment in Regency including, without limitation, the relevant "standstill" provisions of the Stockholders Agreement as previously described in this Schedule 13D. Nothing contained herein is intended to indicate any intent to act otherwise than in accordance with such provisions and covenants, to modify any such provisions or to encourage Regency or any other person to do so. Subject to these requirements and limitations, however, Security Capital intends to actively consider a wide range of transactions with respect to each of its investments, including Regency, and may, from time to time, enter into discussions with Regency and/or third parties, concerning Security Capital Group's holdings of Common Stock and possible future extraordinary transactions involving Security Capital Group and Regency, which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Security Capital Group also reserves the right, based on all relevant factors, and consistent with its contractual obligations, to change its investment intent with respect to Regency at any time in the future, to dispose of all or a portion of its holdings of Common Stock, or to change its intention with respect to any or all of the matters referred to in this Schedule 13D. In reaching any conclusion as to its future course of action, Security Capital Group will take into consideration various factors, such as Regency's business and prospects, other developments concerning Regency, other business opportunities available to Security Capital Group, developments with respect to the business of Security Capital Group, its contractual obligations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock and of Security Capital Group's own common stock. There can be no assurance as to whether Security Capital Group will take any action with respect to its ownership of Common Stock, or enter into any discussions with Regency or with any third parties with respect to the Common Stock or Regency, whether such discussions will lead to any transaction that might be considered or agreed to by any third party, Regency or Security Capital Group, the terms of any such transaction, or the timing or certainty of any such transaction.

            ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended to add the following:

            On May 3, 2001, SC Realty transferred all of its shares of Common Stock to Midwest through a series of internal transfers. Midwest is an indirect subsidiary of Security Capital.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Senior Vice President and
                                                   Secretary

                                         SC CAPITAL INCORPORATED


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary

                                         SC REALTY INCORPORATED


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary


                                         SECURITY CAPITAL OPERATIONS
                                         INCORPORATED



                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary

                                         MIDWEST MIXED-USE REALTY INVESTORS
                                         TRUST


                                         By:   /s/ Jeffrey A. Klopf
                                            -------------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Secretary
            September 10, 2001